Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

13.11.2009

The Kremlin's Communication Agent - RBK Daily

Mikhail Fridman personally discussed Altimo's transactions with Telenor and TeliaSonera in the Kremlin and with the government

While Dmitry Medvedev was calling for "comprehensive" modernization in Russia in his Address to the Federal Assembly, Alexey Reznikovich, head of the Russian company Altimo, which manages Alfa Group's telecommunications assets, spoke of a new, earthshaking transaction in the telecommunications industry. Following VimpelCom's merger with Kyivstar, announced one month earlier, Alfa has announced a new agreement. It has proposed to Scandinavian TeliaSonera the establishment of a new telecommunications giant on the basis of Russian MegaFon and Turkish Turkcell.

As he described this transaction, worth tens of billions of dollars, Mr. Reznikovich was reluctant to link it to the earlier agreement with Telenor. "We worked long and hard to settle both conflicts, and it just so happened that these multiyear disputes were ended at the same time," he said yesterday during a conversation with journalists, without answering the key question: what caused such an interesting coincidence. As recently as September, Alfa's new global partners were still its sworn enemies.

Meanwhile, according to RBC Daily's sources, behind the transaction is the government's long-time dream of establishing a global company which could serve as a "tidbit" for international investors. Following the failed idea of saving "unsavable" Opel and the attempt to gain access to European aerospace technology by acquiring of 5% of EADS shares, the government needed an industry which had been bruised and battered less than others by the unstable economic situation.

Communication was the perfect thing

And in the heat of the conflict between Telenor and Altimo, the government turned its gaze on the latter's business. Mikhail Fridman, the head of Alfa Group, which controls Altimo, was invited to the Kremlin to meet with Vladimir Putin and Dmitry Medvedev to "discuss urgent issues."

"The Kremlin's position was that the conflicts with Telenor and TeliaSonera must be resolved as soon as possible since they negatively affect Russia's image in the West. According to the head of state, all these disputes reduced the attractiveness of investing in Russia, especially during the crisis when the government is counting on foreign investment," said an RBC Daily source close to Alfa Group. According to this source, a future merger of the companies controlling VimpelCom and Kyivstar and MegaFon and Turkcell could provide the government with a major telecommunications company operating in Russia, the CIS and Asia.

This option should be the most attractive one for the Kremlin, because the shareholders of all four companies are interested in expansion into emerging markets, primarily in Asia and Africa. "The government intends to try again to establish a major international player in the telecommunications sector, one that would be the major operator in Eurasia. Especially since this is a business in a high-technology sector," says a source familiar with both transactions.

According to IC Veles Capital, the four operators' current aggregate capitalization is $55 billion. This is more than sufficient to become one of the top three European telecommunications companies. Number one in the E.U., Vodafone, is currently worth about $72 billion, France Telecom is worth $45.8 billion and Deutsche Telekom is worth $42.1 billion.

The only thing that could cast a shadow over Mikhail Fridman's happiness about these two transactions is the government's requirement that all major decisions in the merged companies be made in Russia.

VimpelCom Ltd., controlling VimpelCom and Kyivstar, will be registered in Amsterdam. The joint Altimo and TeliaSonera project will also be registered in the West, said Mr. Reznikovich yesterday. However, the government hinted to Alfa that the main decisions related to the merged operating company should nevertheless be made in Russia.

"The government believes the decision-making center of the new major operator should be located in Moscow," says a source familiar with the government's plans. "Only then would it make sense to promote the establishment of a major operator. With Opel, Russia would have at least received new technology that could not be developed independently. But people know how to develop telecommunications in our country."

"Indeed, establishing a major operator makes sense for the government only if the decision-making center is in Russia," says Veles Capital analyst Ilia Fedotov. But in that case Alfa would be faced with the difficult process of getting approval from Telenor and TeliaSonera, which might not be thrilled with such an idea.

Another influential businessman, Alisher Usmanov, was left out of the transaction. АF Теlecom, MegaFon's third shareholder, which is controlled by the businessman, does not share its partners' optimism with respect to the merger.

"Assessing the transaction's prospects, we believe that merging the interests in MegaFon and Turkcell owned by Аltimo and TeliaSonera will not lead to an increase the Russian operator's capitalization. According to our forecast of the merged company's future financial indicators, we see practically no synergies from the merger," say sources at АF Telecom.

Alisher Usmanov's representatives are not prepared to discuss the transaction with TeliaSonera in more detail. Formally, it has not yet been completed.

Altimo and TeliaSonera own 25.1% and 43.8% respectively of the shares in MegaFon and 5% and 37% respectively of the shares in Turkish Turkcell.

Altimo and Telenor own 44% and 30% respectively of the shares in VimpelCom and 43.5% and 56.5% respectively of the shares in Ukranian Kyivstar.

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This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction  in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Altimo intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available.

ALTIMO URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.